UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 11-K
______________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission File Number 1 - 12777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AZZ Inc. Employee Benefit Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ Inc.
One Museum Place
3100 West 7th Street, Suite 500
Fort Worth, Texas 76107

AZZ Inc. Employee Benefit Plan and Trust

Financial Statements and Supplemental Schedules

Years Ended December 31, 2017 and December 31, 2016

NOTE:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
AZZ Inc. Employee Benefit Plan and Trust
Fort Worth, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AZZ Inc. Employee Benefit Plan and Trust (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information in the accompanying schedules of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

We have served as the Plan's auditor since 2010.

Dallas, Texas
July 13, 2018

AZZ Inc. Employee Benefit Plan and Trust

Statements of Net Assets Available for Benefits

	December 31, 2017	December 31, 2016
Assets
Investments, at fair value:
Registered investment companies	$116,268,102	$95,128,110
Pooled separate account	10,901,345	10,997,831
AZZ Inc. common stock	715,713	866,484
Total investments at fair value	127,885,160	106,992,425

Fully benefit-responsive investment contract, at contract value	7,323,759	7,098,728

Receivables:
Employer contributions	109,959	197,712
Participant contributions	232,425	374,890
Notes receivable from participants	5,480,297	4,616,450
Other	—	26,773
Total receivables	5,822,681	5,215,825

Total assets	141,031,600	119,306,978

Net Assets Available for Benefits	$141,031,600	$119,306,978

See accompanying notes to financial statements.

AZZ Inc. Employee Benefit Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31, 2017	December 31, 2016
Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income	$1,555,304	$2,426,058
Net realized and unrealized gain	19,490,616	6,051,549
Total investment income	21,045,920	8,477,607

Contributions received or receivable:
Employer	4,992,169	4,593,679
Participants	9,920,973	9,776,743
Others (including rollovers)	1,314,399	1,058,297
Total contributions	16,227,541	15,428,719

Interest income on notes receivable from participants	201,615	134,375

Total additions	37,475,076	24,040,701

Deductions from Net Assets Attributed to:
Benefits paid to participants	15,251,587	14,626,893
Other fees/expenses	498,867	569,680
Total Deductions	15,750,454	15,196,573

Net increase before transfer	21,724,622	8,844,128

Transfer from other plan	—	7,381,032

Net increase after transfer	21,724,622	16,225,160

Net assets available for benefits at beginning of year	119,306,978	103,081,818

Net assets available for benefits at end of year	$141,031,600	$119,306,978

See accompanying notes to financial statements.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

A.    Description of the Plan

The following description of the AZZ Inc. Employee Benefit Plan and Trust (the “Plan”) provides only general information. The Plan is sponsored by AZZ Inc. (the “Company”). Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed 30 days of service and attained 18 years of age.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective February 16, 2016, the AZZ Inc. Profit Sharing Plan was merged into the AZZ incorporated Employee Benefit Plan and Trust.

Effective December 27, 2016, the record keeper of the Plan was changed from Mass Mutual to Prudential Financial, Inc. Services ("Prudential"), and the Plan was amended and restated using the Prudential prototype plan document.

Effective September 11, 2017, the Plan was amended to (i) make Powergrid Solutions, Inc. a participating employer in the Plan, (ii) allow the Powergrid Solutions, Inc. employees to become eligible for the Plan earlier than they would have under the Plan’s eligibility rules, and (iii) make the accounts of the Powergrid Solutions, Inc. employees immediately 100% vested.

Contributions

Participants may elect to contribute from 1% to 75% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The Company previously provided discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s Compensation Committee.

Participants are automatically enrolled in the Plan at 3% the first of the month following 30 days of employment and the contribution will increase by 1% annually up to a maximum of 6%. Participants may decline participation in automatic enrollment and/or the contribution accelerator.

Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Code.

Participant Accounts

A separate account is maintained for each participant and is credited with participant contributions, Company contributions, and actual earnings.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are used to offset employer and matching contributions. This will be completed in the period in which the forfeiture occurs.

At December 31, 2016 net assets available for benefits included approximately $92,613 of unallocated forfeitures. Unallocated forfeiture amounts at December 31, 2016 were allocated during the 2017 Plan year.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

In addition $582,574 of current plan year forfeitures were allocated. At December 31, 2017 net assets available for benefits included approximately $12,292 of unallocated forfeitures.
Investment Options

Unless specifically electing not to defer, all employees are automatically enrolled in the Plan in accordance with the terms and provisions of the Safe Harbor Amendment. Participants may direct contributions to their account in a variety of investment options, which vary in degree of risk, with the exception of AZZ Inc. common stock for which participants may only hold or sell existing shares. Participants may change their investment options at any time. Investments are held by Prudential, the record keeper, funding agent, and a party-in-interest. Under a trust agreement with the Company, Reliance Trust Company is the directed trustee. The Plan’s assets are invested in accordance with directions provided by the Company.
Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant’s share of previous profit sharing contributions and earnings and losses thereon which were contributed to the Plan vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Effective March 1, 2008, the participants of Qualified Automatic Contribution Agreement (“QACA”) matching contributions and earnings and losses thereon vest in accordance with the Safe Harbor Amendment provisions and the following schedule:

Years of Service	Vesting Percentage

Less than 2 years	0%
2 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to fifteen (15) years. The loans are secured by the balance in the participant’s account and bear interest at prime at the time of loan origination. Interest rates for loans at the end of 2017 ranged from 3.25% to 5.25%. Principal and interest are paid ratably through payroll deductions.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $1,000, the benefit is payable in a lump sum. If the vested benefit is greater than $1,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary.

Prior to termination of service, a participant may elect to receive all or any portion of their accrued benefit if the participant has participated in the Plan at least five years and is 100% vested.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value (except the Fully Benefit Responsive Investment Contracts which are stated at contract value) as of the end of the Plan period.

Purchases and sales of securities are recorded on the trade dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments and un-invested cash were held by Prudential under a trust agreement. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Contributions

Participant and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

Plan Expenses

The Plan will pay some or all Plan related expenses except for a limited category of expenses, known as "settlor expenses," which the law requires the employer to pay. Generally, settlor expenses relate to the design, establishment or termination of the Plan. The expenses charged to the Plan may be charged pro rata to each Participant in relation to the size of each Participant's account balance or may be charged equally to each participant. In addition, some types of expenses may be charged only to some participants based upon their use of a Plan feature or receipt of a plan distribution. Finally, the Plan may charge expenses in a different manner as to Participants who have terminated employment with the Employer versus those Participants who remain employed with the Employer.

Subsequent Events

The Plan evaluated all events or transactions that occurred after December 31, 2017 through July 13, 2018, the date these financial statements were available to be issued. On June 11, 2018, AZZ inc. approved the merger of the Power Electronics Inc. Employee Benefits Plan into the Plan with assets totaling $681,491.66.

Reclassifications

Certain reclassifications have been made to the 2016 financial statements to conform to the 2017 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

C. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy has been established that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels are defined as follows:

- Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: Unobservable inputs that are not corroborated by market data.

A description of the methodologies used to measure the fair value of assets and liabilities follows. These methodologies were consistently applied to all assets carried as of December 31, 2017 and December 31,
2016. The methodology used to measure each major category of assets and liabilities is as follows:

- Mutual funds: Valued based on quoted market prices of the underlying assets provided by the trustee and are classified within Level 1 of the valuation hierarchy.

- Common stock: Valued at the closing price reported on the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

- Pooled separate accounts: Pooled separate accounts are valued at the net asset value (NAV) or equivalent based on units of the pooled separate accounts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the pooled separate account less its liabilities. This practical expedient is not used when it is determined

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

to be probable that the pooled separate account will sell the investment for an amount different than the reported NAV.

	Fair Value Measurements at December 31, 2017 Using

	Total Carrying Value as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds	$116,268,102	$116,268,102
AZZ Stock	715,713	715,713
Total asset in the fair value hierarchy	116,983,815	116,983,815

Investments Measured at Net Asset Value
Pool Separate Accounts	10,901,345

Total Investments at Fair Value	$127,885,160	$116,983,815

	Fair Value Measurements at December 31, 2016 Using

	Total Carrying Value as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds	$95,128,110	$95,128,110
AZZ Stock	866,484	866,484
Total asset in the fair value hierarchy	95,994,594	95,994,594

Investments Measured at Net Asset Value
Pool Separate Accounts	10,997,831

Total Investments at Fair Value	$ 106,992,425	$95,994,594

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017 and 2016, respectively.

	2017	2016
Pooled Separate Account
Fair value	$10,901,345	$10,997,831
Unfunded commitment	None	N/A
Redemption frequency	Daily	N/A
Other redemption restrictions	None	N/A
Redemption notice period	None	N/A

D. Fully Benefit- Responsive Investment Contracts

The Mass Mutual Retirement Services (MMRS) SAGIC is a market value separate account investment option with a general investment account guarantee that provides a stated rate of return and insulates participants’ accounts from daily fluctuations in the market. Under the terms of the SAGIC group annuity contract participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their balance in the SAGIC investment option at Contract Value. Contract value is the relevant measure attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract Value represents contributions plus credited interest less participant withdrawals and fees.

The MMRS considers the SAGIC to be fully benefit responsive notwithstanding the market value events under SAGIC contract that limit the ability of the Plan to transact at Contract Value.

The average yield earned is calculated by dividing the annual interest credited to the plant during the Plan year by the average annual fair value (applicable for those plans that have been in-force with MMRS for more than one year). The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value (applicable for those plans that have been in-force with MMRS for more than one year). The average yield earned by the Plan and the average interest rate credited to the participants is the same, therefore, no adjustment is needed.

Certain events may limit the ability of the Plan to transact at Contract Value. Such events include, but may not be limited to, the following: (1) the complete or partial termination of the Plan; and (2) the establishment or activation of, or material change in any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or a division or as a result of group layoffs or early retirement programs.

E.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

F.    Income Tax Status

The plan obtained its latest determination letter on January 4, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires the Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) and believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

G.    Plan Amendments

The Plan evaluated all events or transactions that occurred after December 31, 2015 through July 13, 2016 the date these financial statements were available to be issued. The AZZ Inc. Profit Sharing Plan was merged into the AZZ Inc. Employee Benefit Plan and Trust, effective February 16, 2016.

Effective February 1, 2016, the Plan was amended to add AZZ Galvanizing - Nebraska LLC as a related and participating partner and to update the ‘service with a predecessor employer’.

Effective February 16, 2016, the Plan was amended to add Power Electronics Inc. (PEI) as a related and participating partner and to update the ‘service with a predecessor employer’.

Effective January 1, 2016, an annual flat fee of $40 will be collected with respect to the account of each Plan participant who is not an active employee (including, but not limited to, beneficiaries, alternate payees, terminated employees and retirees) and will be paid by the participant.

Effective December 27, 2016, the record keeper of the Plan was changed from Mass Mutual to Prudential, and the plan was amended and restated using the Prudential prototype plan document.

Effective September 11, 2017, the Plan was amended to (i) make Powergrid Solutions, Inc. a participating employer in the Plan, (ii) allow the Powergrid Solutions, Inc. employees to become eligible for the Plan earlier than they would have under the Plan’s eligibility rules, and (iii) make the accounts of the Powergrid Solutions, Inc. employees immediately 100% vested.

H.    Party-In-Interest Transactions

Certain investments of the Plan include shares of common stock of AZZ Inc., the Plan sponsor. Transactions in the stock qualify as party-in-interest transactions. At December 31, 2017 and 2016, the Plan held 14,006 shares and 13,160 shares, respectively, of AZZ Inc. common stock. For the years ended December 31, 2017 and December 31, 2016, the Plan recorded an investment loss on the AZZ Inc. stock of $177,653 and an investment gain of $124,734, respectively.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

I.    Delinquent Participant Contributions

The contributions that were not segregated and remitted in a timely manner totaled $1,344,106 for the year ended December 31, 2016. In 2016 the Company remitted to the Plan $1,244,525 of delayed deferral contributions. During 2017, the Company remitted to the Plan the remaining delayed deferral contributions in the amount of $99,581 and also remitted lost earnings of approximately $2,891 related to the usage of funds.

The contributions for the year ended December 31, 2017, that were not segregated and remitted in a timely manner totaled $3,023,364. Of this amount, $2,573,661 was remitted during the year ended December 31, 2017, and $449,703 was remitted during the year ending December 31, 2018. During the year ending December 31, 2018, the Company will reemit to the Plan lost earnings of approximately $14,550 related to the usage of funds.

SUPPLEMENTAL SCHEDULES

SUPPLEMENTARY INFORMATION
AZZ Inc.
Employee Benefit Plan and Trust
Plan 001, EIN 75-0948250
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	American Funds Europacific Growth Fund	Intl/Global Large Growth	**	$7,878,176
	American Funds New World Fund	Emerging Market Equity Fund	**	285,074
	JP Morgan Growth Advantage Fund	Large Cap Growth	**	12,397,842
	Lord Abbett High Yield	Mid Cap Growth	**	623,984
*	Metwest Core Plus Bond Fund	Intermediate Term Bond	**	10,901,345
	MFS Investment Management	Bond Fund	**	—
	MFS Value Fund	Large Cap Value	**	10,299,842
	T. Rowe Price	Retirement 2005 Fund	**	96,276
	T. Rowe Price	Retirement 2010 Fund	**	220,872
	T. Rowe Price	Retirement 2015 Fund	**	2,114,152
	T. Rowe Price	Retirement 2020 Fund	**	6,984,351
	T. Rowe Price	Retirement 2025 Fund	**	10,208,248
	T. Rowe Price	Retirement 2030 Fund	**	11,677,364
	T. Rowe Price	Retirement 2035 Fund	**	7,912,653
	T. Rowe Price	Retirement 2040 Fund	**	6,488,068
	T. Rowe Price	Retirement 2045 Fund	**	6,747,479
	T. Rowe Price	Retirement 2050 Fund	**	4,724,001
	T. Rowe Price	Retirement 2055 Fund	**	2,508,412
	T. Rowe Price	Retirement 2060 Fund	**	440,759
	T. Rowe Price	Retirement Balanced I	**	288,677
	Vanguard 500 Index Fund	Large Cap Core	**	11,146,393
	Vanguard Mid Cap Index Fund	Mid Cap Core	**	6,676,137
	Vanguard REIT Index Fund	REITS	**	629,266
	Vanguard Small Cap Index Fund	Small Cap Core	**	4,102,706
	Vanguard Total Bond Market Index	Intermediate Term Bond	**	1,323,634
	Vanguard FTSE All WD Index	Int/Global Large Core	**	493,600
	AP Fund			137
*	SAGIC	GIC	**	7,323,759
*	AZZ Inc.	AZZ Inc. common stock		715,713
*	Participant Notes Receivable	Interest rates ranging from 3.25% to 5.25%	-0-	5,480,296
				$140,689,216

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SUPPLEMENTARY INFORMATION
AZZ Inc.
Employee Benefit Plan and Trust
Plan 001, EIN 75-0948250

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2017

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2016	X	$—	$1,344,106	$—	$—
2017	X	$—	$3,023,364	$—	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AZZ Inc. Employee Benefit Plan and Trust
(Name of Plan)

DATE: July 13, 2018	By:	/s/ Tara D. Mackey
Tara D. Mackey
Chief Legal Officer and Secretary

EXHIBIT INDEX

23.1	Consent of Weaver and Tidwell, L.L.P. (Filed herewith)